January 27, 2014

BY HAND AND EDGAR

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors Ltd.
Registration Statement on Form S-1
Filed January 3, 2014
File No. 333-193182

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors Ltd. (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amendment”) in respect of the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2014, marked to show changes from the submission of the Registration Statement filed with the Commission on January 3, 2014.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 8, 2014 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and

Mr. Jay Ingram

Securities and Exchange Commission

January 27, 2014

captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

General

1.	Please be advised that we have referred your response to comment 9 in our letter dated November 25, 2013 to the Division of Investment Management. Comments, if any, will be released under separate cover.

The Company confirms that it understands that comments, if any, from the Division of Investment Management will be released under separate cover. The Company notes that on January 13, 2014, it was informed by telephonic communication from the Division of Corporation Finance that the Division of Investment Management does not currently have any comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.	We have read your response to comment 51 in our letter dated November 25, 2013 in which you indicate that your net cash flow from operations is positive, and therefore, additional cash requirements would not be necessary to fund operations, and your historical investments have been funded by additional financing (equity) activities by the Partners. However, it is unclear from your disclosure what you expect your future cash requirements to be. Please expand your disclosure to describe your expected cash requirements for the twelve months following September 30, 2013 and whether you intend to fund those requirements with existing cash, debt, proceeds from the offering, equity issuances, or other means. Refer to the guidance in FRC Section 501.03.

In response to the Staff’s comment, the Registration Statement has been revised to expand our disclosure to describe our expected cash requirements for the twelve months following September 30, 2013 and our expected means of funding of those requirements. Please see pages 83 of the Amendment.

Financial Statement of Fortress Worldwide Transportation and Infrastructure General Partnership, page F-3

Note 5- Investments in Unconsolidated Entities, page F-19

Mr. Jay Ingram

Securities and Exchange Commission

January 27, 2014

3.	We have read your response to comments 75 and 77 in our letter dated November 25, 2013. Please expand your disclosure under this heading to clarify for investors that your 16.67% non-controlling interest is in PJW 3000, LLC and your 51% non-controlling interest is in Intermodal Finance I Ltd.

In response to the Staff’s comment, the Registration Statement has been revised to clarify for investors that our 16.67% non-controlling interest is in PJW 3000, LLC and our 51% non-controlling interest is in Intermodal Finance I Ltd. Please see pages F-19 and F-20 of the Amendment.

Note 6- Investments in Unconsolidated Entities, page F-19

4.	We have read your response to comment 76 in our letter dated November 25, 2013. We could not locate a copy of the investors’ agreement in Intermodal Finance I Ltd. with your response materials. Please provide us with an electronic copy of the joint venture agreement with your next response.

In response to the Staff’s comment, the Company has supplementally provided to the Staff, in electronic copy form, the joint venture agreement.

Note 13- Subsequent Events, page F-39

5.	Please expand your disclosure to include the date on which you evaluated whether any material events have occurred subsequent to the most recent annual balance sheet date through the date the financial statements were available to be issued.

In response to the Staff’s comment, the Registration Statement has been revised to include the date on which we evaluated whether any material events have occurred subsequent to the most recent annual balance sheet date through the date the financial statements were issued. Please see page F-39 of the Amendment.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

January 27, 2014

Please telephone the undersigned at (212) 735-4112 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,

/s/ Richard B. Aftanas

Richard B. Aftanas

cc:	Leland Benton, Securities and Exchange Commission
Alfred Pavot, Securities and Exchange Commission
Tracie Towner, Securities and Exchange Commission
Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors Ltd.
Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP